April 26, 2005



Mail Stop 0409

Edward J. O`Connor
Optionable, Inc.
555 Pleasantville Road
South Building, Suite 110
Briarcliff Manor, New York  10510

Re:	Optionable, Inc.
	Amendment No. 2 to
      Registration Statement on Form SB-2 Filed April 7, 2005
      Registration No. 333-121543

Dear Mr. O`Connor:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

Our history of operating losses in our current business and our plan to enter a new line of business may make it difficult for you to evaluate our business and your investment, page 4.

1. Please disclose your losses for 2004 and 2003.


Notes to the Financial Statements - December 31, 2004 and 2003

Note 7 - Stockholders` Deficit, pages F-14 - F-16

Stock Compensation Plan, page F-14

2. Revise to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in your registration statement:

* For each grant date, disclose the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts)
* Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective
* Revise your MD&A to disclose the intrinsic value of outstanding vested and unvested options based on the estimated offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement

3. In addition to our previous comment, if the valuation of your common stock`s fair value was not performed contemporaneously by an unrelated valuation specialist, expand your MD&A disclosures to also incorporate the following:

?	Discussion of the significant factors, assumptions and
methodologies used in determining the fair values assigned;
?	A discussion of each significant factor contributing to the
difference between the fair value as of the date of each grant and the estimated offering price;
* The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Part II

Item 26. Recent Sales of Unregistered Securities.

4. We note your earlier disclosure that you raised $1.3 million in your private placement of common stock. Please update this section accordingly.


*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Matthew Maulbeck at (202) 942-1905 or Donna DiSilvio, Senior Staff Accountant, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445 or the undersigned at (202) 942-1766 with any other questions.

Sincerely,


Elaine Wolff
Branch Chief

cc:	Kenneth S. Goodwin, Esq. (via facsimile)


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Optionable, Inc.
Page 3